EXHIBIT 12.1

CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	2000*	2001	2002	2003	2004
Fixed charges:
Interest expense	$19,679	$19,450	$18,372	$16,981	$16,134
Amortization of capitalized expenses related to debt	1,026	894	1,343	954	924
Rental expense factor	1,606	1,516	1,529	1,221	1,208

Total fixed charges before capitalized interest and preferred stock dividends	22,311	21,860	21,244	19,156	18,266
Capitalized interest	770	298	184	131	24

Total fixed charges	23,081	22,158	21,428	19,287	18,290
Preferred stock dividends	88	46	—	—	—

Total fixed charges plus preferred dividends	$23,169	$22,204	$21,428	$19,287	$18,290

Earnings (loss) available for fixed charges:
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$(102,785)	$9,996	$11,350	$9,417	$11,025
Add fixed charges before capitalized interest and preferred stock dividends	22,311	21,860	21,244	19,156	18,266

Total earnings (loss) available for fixed charges	$(80,474)	$31,856	$32,594	$28,573	$29,291

Ratio of earnings (loss) to fixed charges (1)	(3.49)	1.44	1.52	1.48	1.60

Ratio of earnings (loss) to fixed charges plus dividends (1)	(3.47)	1.44	1.52	1.48	1.60

(1) For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income form continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company’s Common Stock during the periods presented above.

*	Earnings were inadequate to cover fixed charges. The coverage deficiency was $101,893 for 2000.